SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Hansen Medical, Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

411307101

(CUSIP Number)

June 1, 2012

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 411307101

1	Name of reporting person I.R.S. identification number (entity only) Jack W. Schuler
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 5,294,659
	6	Shared voting power 129,312
	7	Sole dispositive power 5,294,659
	8	Shared dispositive power 129,312
9	Aggregate amount beneficially owned by each reporting person 5,423,971
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 8.9%
12	Type of reporting person IN

CUSIP No. 411307101

1	Name of reporting person I.R.S. identification number (entity only) Renate Schuler
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 16,000
	8	Shared voting power 129,312
	9	Sole dispositive power 16,000
	10	Shared dispositive power 129,312
11	Aggregate amount beneficially owned by each reporting person 145,312
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.2%
14	Type of reporting person IN

CUSIP No. 411307101

1	Name of reporting person I.R.S. identification number (entity only) Schuler Family Foundation EIN 36-4154510
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 129,312
	6	Shared voting power 0
	7	Sole dispositive power 129,312
	8	Shared dispositive power
9	Aggregate amount beneficially owned by each reporting person 129,312
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 0.2%
12	Type of reporting person CO

CUSIP No. 411307101

1	Name of reporting person I.R.S. identification number (entity only) Tanya Eva Schuler Trust EIN 36-7205458
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 278,547
	6	Shared voting power 0
	7	Sole dispositive power 278,547
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 278,547
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 0.5
12	Type of reporting person OO

CUSIP No. 411307101

1	Name of reporting person I.R.S. identification number (entity only) Therese Heidi Schuler Trust EIN 36-7205459
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 273,067
	6	Shared voting power 0
	7	Sole dispositive power 273,067
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 273,067
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 0.5%
12	Type of reporting person OO

CUSIP No. 411307101

1	Name of reporting person I.R.S. identification number (entity only) Tino Hans Schuler Trust EIN 36-7205456
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 278,328
	6	Shared voting power 0
	7	Sole dispositive power 278,328
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 278,328
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 0.5%
12	Type of reporting person OO

This Amendment No. 3 is filed to amend certain items of the Schedule 13G filed by certain of the reporting persons on November 15, 2011, as amended by Amendment No. 1 filed on January 30, 2012 and Amendment No. 2 filed on March 26, 2012 (as amended, the “Schedule 13G”).

This Amendment No. 3 reflects the purchase of 869,535 shares of Hansen Medical, Inc. common stock subsequent to the filing of Amendment No. 2. These shares consist of 508,850 shares purchased by Jack W. Schuler, 16,000 shares purchased by his wife, Renate Schuler, 115,361 shares purchased by the Tanya Eva Schuler Trust, 114,181 shares purchased by the Therese Heidi Schuler Trust and 115,143 shares purchased by the Tino Hans Schuler Trust.

The following items of the Schedule 13G are amended to read as follows:

Item 2	(a).	Name of Persons Filing:

Jack W. Schuler Renate Schuler Schuler Family Foundation Tanya Eva Schuler Trust Therese Heidi Schuler Trust Tino Hans Schuler Trust

Item 2	(b).	Address of Principal Business Office or, if None, Residence

for Jack W. Schuler and the Schuler Family Foundation: 28161 North Keith Drive Lake Forest, Illinois 60045

for Renate Schuler: Crab Tree Farm Post Office Box 531 Lake Bluff, Illinois 60044

for the Tanya Eva Schuler Trust, Therese Heidi Schuler Trust and Tino Hans Schuler Trust (the “Trusts”):

c/o H. George Schuler, Trustee

Schuler Development

1500 East Industrial Boulevard, Suite 225

McKinney, Texas 75069

Item 2	(c).	Citizenship

for Jack W. Schuler and Renate Schuler: United States

for the Schuler Family Foundation and each of the Trusts: Illinois (state of organization)

Item 4.	Ownership

(a)

Amount beneficially owned

The 6,269,913 shares of common stock for which this Schedule is filed consist of (i) 5,294,659 shares owned by Jack W. Schuler, (ii) 16,000 shares owned by Mr. Schuler’s wife, Renate Schuler, (iii) 129,312 shares owned by the Schuler Family Foundation, (iv) 278,547 shares owned by the Tanya Eva Schuler Trust, (v) 273,067 shares owned by the Therese Heidi Schuler Trust and (vi) 278,328 shares owned by the Tino Hans Schuler Trust (the three trusts, the “Trusts”).

The Schuler Family Foundation is a tax-exempt private operating foundation of which Mr. and Mrs. Schuler are two of the three directors.

The Trusts are irrevocable trusts that Mr. Schuler established for the benefit of his and Mrs. Schuler’s three children. All of the children are adults, and none of them resides with Mr. and Mrs. Schuler. Neither Mr. Schuler nor Mrs. Schuler is a trustee of any of the Trusts or has a pecuniary interest in any of the Trusts.

Mr. Schuler disclaims any beneficial interest in any of the shares owned by (i) Mrs. Schuler, (ii) the Schuler Family Foundation or (iii) any of the Trusts.

Mrs. Schuler disclaims any beneficial interest in any of the shares owned by (i) the Schuler Family Foundation or (ii) any of the Trusts.

	(b)	Percent of Class 10.3%

	(c)	Number of Shares as to Which Such Person Has:

for Mr. Schuler:

		(i)	sole power to vote or to direct the vote: 5,294,659

		(ii)	shared power to vote or direct the vote: 129,312*

		(iii)	sole power to dispose or to direct the disposition of: 5,294,659

		(iv)	shared power to dispose of to direct the disposition of: 129,312*

*  Mr. Schuler shares the voting and dispositive power in respect of the 129,312 shares owned by the Schuler Family Foundation. Mr. Schuler is one of three directors of the foundation. The other two directors are Mr. Schuler’s wife, Renate Schuler, and their daughter, Tanya Schuler.

for Mrs. Schuler:

		(i)	sole power to vote or to direct the vote: 16,000

		(ii)	shared power to vote or direct the vote: 129,312*

		(iii)	sole power to dispose or to direct the disposition of: 16,000

		(iv)	shared power to dispose of to direct the disposition of: 129,312*

*  Mrs. Schuler shares the voting and dispositive power in respect of the 129,312 shares owned by the Schuler Family Foundation. Mrs. Schuler is one of three directors of the foundation. The other two directors are Mrs. Schuler’s husband, Jack W. Schuler, and their daughter, Tanya Schuler.

for the Schuler Family Foundation:

(i)	sole power to vote or to direct the vote: 129,312

(ii)	shared power to vote or direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 129,312

(iv)	shared power to dispose of to direct the disposition of: 0

for the Tanya Eva Schuler Trust:

(i)	sole power to vote or to direct the vote: 278,547

(ii)	shared power to vote or direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 278,547

(iv)	shared power to dispose of to direct the disposition of: 0

for the Therese Heidi Schuler Trust:

(i)	sole power to vote or to direct the vote: 273,067

(ii)	shared power to vote or direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 273,067

(iv)	shared power to dispose of to direct the disposition of: 0

for the Tino Hans Schuler Trust:

(i)	sole power to vote or to direct the vote: 278,328

(ii)	shared power to vote or direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 278,328

(iv)	shared power to dispose of to direct the disposition of: 0

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.12a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 15, 2012.

/s/ JACK W. SCHULER
Jack W. Schuler

/s/ RENATE SCHULER
Renate Schuler

Schuler Family Foundation

By	/s/ JACK W. SCHULER
Jack W. Schuler, Director

Tanya Eva Schuler Trust

By	/s/ H. GEORGE SCHULER
H. George Schuler, Trustee

Therese Heidi Schuler Trust

By	/s/ H. GEORGE SCHULER
H. George Schuler, Trustee

Tino Hans Schuler Trust

By	/s/ H. GEORGE SCHULER
H. George Schuler, Trustee